

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 9, 2010

<u>Via US Mail</u>

Alex Jen, CEO
Ace Consulting Management, Inc.
923 E. Valley Blvd, Suite 103B
San Gabriel, CA 91776

      Re: **Ace Consulting Management, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 11, 2010
              File No. 000-50413

Dear Mr. Jen:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director